

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Kouji Eguchi
Chief Executive Officer
Medirom Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

Re: Medirom Healthcare Technologies Inc.
Amendment No. 4 to Registration Statement on Form F-1
Exhibit No. 10.4
Filed December 22, 2020
File No. 333-250762

Dear Mr. Eguchi:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance